Exhibit A
13D
EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the Statement on Schedule 13D with respect to the shares of Common Stock, $0.0001 par value per share, of National American University Holdings, Inc. and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and further agree that this Agreement of Joint Filing be included as an Exhibit to such joint filing.
This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.
Dated: December 3, 2009

/s/ Robert D. Buckingham
Robert D. Buckingham

Robert D. Buckingham Living Trust
/s/ Robert D. Buckingham
Robert D. Buckingham, Trustee

H. & E. Buckingham Limited Partnership
/s/ Robert D. Buckingham
Robert D. Buckingham, General Partner